Exhibit 5.1

[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 23, 2025

Viper Energy Partners LLC

500 West Texas Ave., Suite 100

Midland, Texas 79701

Viper Energy, Inc.

500 West Texas Ave., Suite 100

Midland, Texas 79701

New Cobra Pubco, Inc.

500 West Texas Ave., Suite 100

Midland, Texas 79701

Ladies and Gentlemen:

We have acted as special outside counsel to Viper Energy Partners LLC, a Delaware limited liability company (the “Issuer”), Viper Energy, Inc., a Delaware corporation (“Viper Energy”) and New Cobra Pubco, Inc., a Delaware corporation (“New Viper”) in connection with the issuance and sale by the Issuer of $500,000,000 principal amount of its 4.900% Senior Notes due 2030 (the “2030 Notes”) and $1,100,000,000 principal amount of its 5.700% Senior Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Notes”). The Notes are to be guaranteed by (i) Viper Energy and (ii) following the consummation of the pending acquisition of Sitio Royalties Corp., by each of Viper Energy and New Viper (the “Guarantors”). The Notes were sold pursuant to an Underwriting Agreement, dated July 9, 2025 (the “Underwriting Agreement”), by and among the Issuer, the Guarantors and Goldman Sachs & Co. LLC, Barclays Capital Inc., BofA Securities, Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters listed on Schedule A to the Underwriting Agreement.

The Notes were issued pursuant to the Prospectus Supplement, dated July 9, 2025 (the “Prospectus Supplement”), and filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2025, and the Prospectus, dated July 9, 2025 (the “Base Prospectus”), that forms a part of the Issuer’s registration statement on Form S-3 (No. 333-288574), filed with the SEC and automatically effective on July 9, 2025 (the “Registration Statement”). The Notes were also issued pursuant to the Indenture, dated as of July 23, 2025 (the “Base Indenture”), between the Issuer and Computershare Trust Company, National Association (the “Trustee”), as trustee, as supplemented by the First Supplemental Indenture, dated as of July 23, 2025 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), by and among the Issuer, Viper Energy, as guarantor, and the Trustee, setting forth specific terms applicable to the Notes. The Base Indenture and the First Supplemental Indenture, which includes the form of Notes, are filed as exhibits to Viper Energy’s Current Reports on Form 8-K, dated as of the date hereof.

July 23, 2025

In rendering this opinion, we have examined and relied on the Registration Statement (including the Base Prospectus and the Prospectus Supplement), the Indenture, the form of the Notes and such corporate records and other documents, and we have reviewed such matters of law, as we have deemed necessary or appropriate. We have also conducted such investigations of fact and law as we have deemed necessary or advisable for purposes of this letter. In rendering this opinion, we have, with your consent, relied upon oral and written representations of officers of the Issuer and each of the Guarantors and certificates of officers of the Issuer, each of the Guarantors and public officials with respect to the accuracy of the factual matters addressed in such representations and certificates. In addition, in rendering this opinion we have, with your consent, assumed: (a) the authenticity of original documents and the genuineness of all signatures; (b) the conformity to the originals of all documents submitted to us as copies; (c) each natural person signing any document reviewed by us had the legal capacity to do so; (d) each person signing in a representative capacity any document reviewed by us had authority to sign in such capacity; (e) the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed; (f) that all Notes will be issued and sold in compliance with applicable federal and state securities laws, including applicable provisions of “blue sky” laws, and in the manner stated in the Registration Statement and the Prospectus Supplement; and (g) the organizational documents of the Issuer and each of the Guarantors, each as amended as of the date hereof, will not have been amended from the date hereof in a manner that would affect the validity of the opinion rendered herein.

We have also, with your consent, assumed that the execution, delivery and performance of the Indenture, the Notes and the Underwriting Agreement (collectively, the “Transaction Documents”) will not: (i) violate, conflict with or result in a breach of, or require any consent under, the charters, bylaws or equivalent organizational documents of any party to such documents (other than the Issuer and each of the Guarantors) or the laws of the jurisdictions of organization or other applicable laws with respect to such parties; (ii) violate any requirement or restriction imposed by any order, writ, judgment, injunction, decree, determination or award of any court or governmental body having jurisdiction over any party to such documents or any of their respective assets; or (iii) constitute a breach or violation of any agreement or instrument that is binding on any party to the Transaction Documents. We have also, with your consent, assumed (x) that each party to the Transaction Documents (in the case of parties that are not natural persons) (other than the Issuer and each of the Guarantors) has been duly organized and is validly existing and in good standing under its jurisdiction of organization, (y) that each such party has the legal capacity, power and authority (corporate or otherwise) to enter into, deliver and perform its obligations thereunder, and (z) that each of the Transaction Documents (other than, with respect to the Issuer, the Notes and, with respect to the Guarantors, the guarantees thereof) constitutes the valid and binding obligation of all such parties, enforceable against them in accordance with its terms as to any facts material to the opinions expressed herein that we did not independently establish or verify, and we have relied upon statements and representations of officers and other representatives of the Issuer, the Guarantors and others.

July 23, 2025

Based on the foregoing, and subject to the qualifications and limitations stated herein, we are of the opinion that the Notes, when authenticated by the Trustee in the manner provided in the Indenture and issued and delivered against payment of the purchase price therefor, will be valid and binding obligations of the Issuer, enforceable against the Issuer, in accordance with their terms, and the guarantees of the Notes will be valid and binding obligations of the Guarantors, enforceable against the Guarantors, in accordance with their terms.

The opinion set forth above is subject to the effects of (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (b) general equitable principles (whether considered in a proceeding in equity or at law), (c) an implied covenant of good faith and fair dealing, (d) provisions of law that require that a judgment for money damages rendered by a court in the United States be expressed only in United States dollars, (e) limitations by any governmental authority that limit, delay or prohibit the making of payments outside the United States and (f) generally applicable laws that (i) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver, (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected, (iii) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification or contribution of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, gross negligence, recklessness, willful misconduct or unlawful conduct, (iv) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange, (v) may limit the enforceability of provisions providing for compounded interest, imposing increased interest rates or late payment charges upon delinquency in payment or default or providing for liquidated damages or for premiums or penalties upon acceleration or (vi) limit the waiver of rights under usury laws. We express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including, without limitation, the enforceability of the governing law provision contained in the Notes or the Indenture. Furthermore, the manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. We express no opinion as to the effect of Section 210(p) of the Dodd- Frank Wall Street Reform and Consumer Protection Act.

This letter is given on the basis of the law and the facts existing as of the date hereof. We assume no obligation to advise you of changes in matters of fact or law which may thereafter occur. Our opinion is based on statutory laws and judicial decisions that are in effect on the date hereof, and we do not opine with respect to any law, regulation, rule or governmental policy which may be enacted or adopted after the date hereof.

July 23, 2025

We are members of the bar of the State of New York. This opinion is limited to the laws of the State of New York as of the date hereof (the “Relevant Laws”). We express no opinion as to the laws of any jurisdiction other than the Relevant Laws that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Issuer, each of the Guarantors, the Transaction Documents or the transactions governed by the Transaction Documents. Without limiting the generality of the foregoing definition of Relevant Laws, the term “Relevant Laws” does not include any law, rule or regulation that is applicable to the Issuer, each of the Guarantors or the Transaction Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Transaction Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.

We hereby consent to the filing of copies of this opinion as an exhibit to Viper Energy’s Current Report on Form 8-K dated as of the date hereof, and to the references therein and in the Prospectus Supplement under the caption “Legal Matters” to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Wachtell, Lipton, Rosen & Katz